



ELECTRONICS

41st AGM Results

The 41st annual general meeting of shareholders was held on March 19, 2010, and all three AGM agendas were approved as submitted in their original forms.

▫ **Details**

1. Agenda Item No.1: approved

Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 41st Fiscal Year (from January 1, 2009 to December 31, 2009)

- Total assets: KRW 86,024,154 million
- Total liabilities: KRW 19,199,443 million
- Capital stock: KRW 897,514 million
- Total shareholders' equity: KRW 66,824,711 million
- Sales: KRW 89,772,834 million
- Operating profit: KRW 6,348,528 million
- Net income: KRW 9,649,487 million
- Earnings per share: KRW 65,499

- Cash Dividends:

- Year-end dividend: KRW 7,500 (common), KRW 7,550 (preferred)
- Interim dividend: KRW 500 (common), KRW 500 (preferred)
- Total payout: KRW 1,185,437,993,200
- Dividend rate (interim + year end): 1.02% (common), 1.57% (preferred)

2. Agenda Item No. 2: approved

- Agenda 2-1: Appointment of Independent Director: Mr. In-Ho Lee
- Agenda 2-2: Appointment of member of Audit Committee: Mr. In-Ho Lee

※ Number of Directors: 7 (Independent Directors: 4)

3. Agenda Item No. 3: approved

- Approval of the Compensation Ceiling for the Directors
  - Proposed remuneration ceiling for the 42nd fiscal year: KRW 52 billion
  - Remuneration ceiling approved in the 41st fiscal year: KRW 55 billion